DISH NETWORK CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF MARCH 23, 2010

April 7, 2010

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re:	DISH Network Corporation (“DISH Network” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 0-26176

Dear Mr. Spirgel:

We are supplying the following response to the comment contained in your letter dated March 23, 2010, regarding the above-referenced document.  To facilitate your review, we have included in this letter the caption and numbered comment in bold text and have provided the Company’s response immediately following the numbered comment.

Form 10-K for the Year Ended December 31, 2009

2. Summary of Significant Accounting Policies

Other Intangible Assets, page F-12

1.
We note that you determine the fair value of your FCC licenses using a discounted cash flow analysis.  Provide us with more details of the methodology you utilize including the assumptions you used.  Also, tell us whether the fair value determined under your discounted cash flow model would be materially different from the fair value determined under the Greenfield Cash Flow Valuation Model (“Greenfield Model”).  Your response should address your 700 MHz wireless licenses and orbital locations.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Response:

We used the Greenfield method, which is an income-based, discounted cash flow model (“Greenfield Model”), in conducting our annual impairment test for 2009 for all of our FCC licenses, which are currently composed of our Digital Broadcast Satellite (“DBS”) licenses and our 700 MHz wireless licenses. In response to the Staff’s comment, in future filings we will specify the type of discounted cash flow model that we use to determine the fair value of our FCC licenses.

As disclosed in Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), we combine our indefinite lived DBS licenses into a single unit of accounting because, among other reasons, many of our direct-to-home (“DTH”) pay-TV subscribers receive programming content from multiple satellites at different orbital locations (i.e.,  we use the assets together to deliver a single service to our subscribers) and therefore the cash flows from our satellites are not independent of one another.  We analyze the 700 MHz wireless licenses as a separate unit of accounting because they are not currently used to provide programming to our DTH pay-TV subscribers.

Greenfield Model Methodology

In using the Greenfield Model, we value both our DBS and 700 MHz wireless licenses by calculating the value of a hypothetical start-up business with no assets except the asset to be valued.  Since the hypothetical start-up business has no other assets, the value of the asset under consideration equals the value of the start-up business.  Furthermore, we constructed a business plan that is supplemented, over time, by the assets necessary to operate a business.

Our Greenfield Model estimates the cash flows required to build a comparable operation and the available future cash flows from these operations, without consideration of any goodwill or other intangibles.  To determine the estimated fair value of the asset, the cash flows are discounted using an appropriate discount rate and the estimated fair value based upon the discounted cash flows is then compared to the carrying value of the asset.  The estimated fair value of our FCC licenses contains estimates, assumptions and judgments that are based on historic information and future industry projections.  These variables include, but are not limited to, forecasted growth rates, market share, profit margins, estimated capital expenditures, start up costs, risk-adjusted discount rates, likely competition, and expected growth rates.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

DBS licenses

The carrying value of our DBS licenses as of December 31, 2009 was $679 million.  Our Greenfield Model for these licenses encompasses future cash flows from satellites at our DBS licensed orbital locations, including revenue attributable to programming offerings from such satellites, the direct operating and subscriber acquisition costs related to such programming, and future capital costs for replacement satellites.

In preparing our Greenfield Model for purposes of determining whether or not our DBS licenses were impaired as of December 31, 2009, we considered revenue inflows that would be attributable to our DBS licenses.  We first calculated the estimated future cash inflows by projecting total programming revenue that we would expect in future years considering our historical subscriber growth in light of current conditions, and programming services delivered to those subscribers.  Our future estimated cash outflows included, among other things, costs of satellites, programming costs, subscriber acquisition costs and all other operating costs related to the programming provided to our subscribers.  To calculate the net present value of the future cash flows, the estimated cash outflows are deducted from the cash inflows and the resulting net cash inflows are discounted using a rate which approximates our estimated weighted-average cost of capital.  We also tested our assumptions by performing a sensitivity analyses on the net present value, using a range of discount rates.  Based on our results, we determined that the estimated fair value of these licenses exceeded their carrying amounts.

700 MHz Wireless Licenses

The 700 MHz wireless licenses were granted to us by the FCC in February 2009 and are not yet in commercial operation.  To commercialize these licenses and satisfy FCC build-out requirements, we will be required to make significant additional investments or partner with others.

In evaluating the 700 MHz wireless licenses for impairment, we followed the Greenfield Model methodology discussed above.  In addition, our Greenfield Model for our 700 MHz wireless licenses also takes into account management’s estimate of the weighted-average probability of commercializing or selling these licenses.  Based on our results, we determined that the estimated fair value of these licenses exceeded their carrying amounts.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Additional Information

Our conclusion that as of December 31, 2009 no impairment is required with respect to our DBS licenses and our 700 MHz wireless licenses is also consistent with our market capitalization. As of December 31, 2009 and 2008, our market capitalization was $9.2 billion and $5.0 billion, respectively, (before considering any control premium) and our equity value as of December 31, 2009 and 2008 was negative $2.1 billion and negative $1.9 billion, respectively.  While these general data points are not definitive or conclusive of any one specific asset value, taken together they provide an additional indicator that the marketplace believes our primary assets (satellites, subscriber premises equipment and FCC licenses) have fair values in excess of their carrying amounts.

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-1285.  I can also be reached by fax at (720) 514-5957.

Sincerely,

/s/ Robert E. Olson
Robert E. Olson
Executive Vice President and Chief Financial Officer

cc:           Kyle Moffatt, SEC
Dean Suehiro, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299